                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.   1   )*
                                               ------

                                  WATERS CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   941848103
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]   Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13G

CUSIP No.         941848103


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          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                 AMVESCAP PLC
                 AIM Advisors, Inc.
                 AIM Capital Management, Inc.
                 AIM Private Asset Management, Inc.
                 Atlantic Trust Company, N.A.
                 INVESCO Asset Management GmbH
                 INVESCO Institutional (N.A.), Inc.
                 INVESCO Taiwan Limited
                 Stein Roe Investment Counsel, Inc.

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          2.   Check the Appropriate Box if a Member of a Group (see
               Instructions)
               (a)
               (b)

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          3.   SEC Use Only  _______________________________________________

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          4.   Citizenship or Place of Organization
                 AMVESCAP PLC:  England
                 AIM Advisors, Inc.: United States
                 AIM Capital Management, Inc.: United States
                 AIM Private Asset Management, Inc.: United States
                 Atlantic Trust Company, N.A.: United States
                 INVESCO Asset Management GmbH: Germany
                 INVESCO Institutional (N.A.), Inc.: United States
                 INVESCO Taiwan Limited: Taiwan
                 Stein Roe Investment Counsel, Inc.: United States


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                                    5.      Sole Voting Power 7,652,770:  Such shares are held by the following entities in the respective amounts listed:
                                              AIM Advisors, Inc. 5,858,128;
                                              AIM Capital Management, Inc. 398,910;
                                              AIM Private Asset Management, Inc. 1,280,334;
                                              Atlantic Trust Company, N.A. 1,320;
                                              INVESCO Asset Management GmbH 5,201;
                                              INVESCO Institutional (N.A.), Inc. 92,077;
                                              INVESCO Taiwan Limited 2,800;
                                              Stein Roe Investment Counsel, Inc. 14,000


Number of Shares           --------------------------------------------------------------------------------------------------
Beneficially Owned
by Each Reporting                   6.      Shared Voting Power       _______________
Person With
                           --------------------------------------------------------------------------------------------------

                                    7.      Sole Dispositive Power 7,652,770:  Such shares are held by the following entities in the respective amounts listed:
                                              AIM Advisors, Inc. 5,858,128;
                                              AIM Capital Management, Inc. 398,910;
                                              AIM Private Asset Management, Inc. 1,280,334;
                                              Atlantic Trust Company, N.A. 1,320;
                                              INVESCO Asset Management GmbH 5,201;
                                              INVESCO Institutional (N.A.), Inc. 92,077;
                                              INVESCO Taiwan Limited 2,800;
                                              Stein Roe Investment Counsel, Inc. 14,000


                           --------------------------------------------------------------------------------------------------

                                    8.      Shared Dispositive Power     _______________

----------------------------------------------------------------------------------------------------------------------------
          9.   Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person
               7,652,770

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          10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares
               (See Instructions) N/A


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          11.  Percent of Class Represented by Amount in Row (9)        6.91%
                                                                        -----


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          12.  Type of Reporting Person (See  Instructions)
               IA, HC. See Items 2 and 3 of this statement.




                                  SCHEDULE 13G


Item 1(a)         Name of Issuer:
                  Waters Corp.


Item 1(b)         Address of Issuer's Principal Executive Offices:
                  34 Maple Street
                  Milford, MA 01757


Item 2(a)         Name of Person Filing:
                  AMVESCAP PLC

                  In accordance with Securities and Exchange Commission Release
                  No. 34-39538 (January 12, 1998), this statement on Schedule
                  13G or amendment thereto is being filed by AMVESCAP PLC
                  ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement.
                  AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.


Item 2(b)         Address of Principal Business Office:
                  11 Devonshire Square
                  London EC2M 4YR
                  England


Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.


Item 2(d)         Title of Class of Securities:
                  Common Stock, $.01 par value per share


Item 2(e)         CUSIP Number:
                  941848103


Item 3            Type of Reporting Person:
                  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
                  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities Exchange Commission under Section
                  203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.




Item 4            Ownership:
                  Please see responses to Items 5-8 on the cover of this statement which are incorporated herein by reference.


Item 5            Ownership of Five Percent or Less of a Class:
                  N/A


Item 6            Ownership of More than Five Percent on Behalf of Another Person:
                  N/A


Item 7            Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting
                  on By the Parent Holding Company:
                  Please see Item 3 of this statement, which is incorporated herein by reference.


Item 8            Identification and Classification of Members of the Group:
                  N/A


Item 9            Notice of Dissolution of a Group:
                  N/A


Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                                       February 13, 2006
                                                              --------------------------------------------
                                                                           Date



                                                                       /s/  Lisa Brinkley
                                                              --------------------------------------------
                                                                       Signature


                                                                  Lisa Brinkley
                                                              Chief Compliance Officer
                                                              AMVESCAP PLC